

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

December 11, 2007

Mr. Ronald W. Thiessen
Chief Executive Officer
Northern Dynasty Minerals Ltd.
800 West Pender Street
Suite 1020
Vancouver, B.C., Canada V6C 2V8

> **Re: Northern Dynasty Minerals Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **Response letter dated September 21, 2007**
> **File No. 1-32210**

Dear Mr. Thiessen:

　　We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the fiscal year ended December 31, 2006

Note 6 – Mineral Property Interests

1.　　We note your response to prior comment 1 in our letter dated August 21, 2007, and are unable to agree with your conclusions. Regardless of whether or not the Pebble Property transfer was a business combination as defined by the accounting literature, it appears that fair value accounting should have been used. Refer to SFAS 123(R) under U.S. GAAP and CICA 3870 under Canadian GAAP. SFAS 123(R), paragraph 7, and CICA 3870.09 require that if the fair value of the equity instruments issued in a share-based payment transaction is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. CICA 3870.11 states that the fair value of the equity instruments is used to measure a transaction where tradable security instruments are granted to purchase goods.

We would expect the fair value of the shares issued to be the most reliable measurement in your transaction. We note that you reference CICA 3840.29 in your response but do not tell us why this provision does not apply to your circumstances. As such, it appears to us that your financial statements should be revised.

Engineering Comment

2.   We note your response to our comments and agree the twenty or so pages of claim information are not appropriate to be included within the filing. Please provide this information supplementally or include it as a separate exhibit to your filing. Should you decide to provide this information supplementally, to minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF file. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate its return. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant